Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2018
Earnings:
Income before equity in earnings of unconsolidated affiliates	$33,724
Fixed charges	20,351
Capitalized interest	(1,326)
Distributions of earnings from unconsolidated affiliates	881
Total earnings	$53,630

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$17,705
Amortization of debt issuance costs	686
Capitalized interest	1,326
Interest component of rental expense	634
Total fixed charges	20,351
Preferred Stock dividends	623
Total fixed charges and Preferred Stock dividends	$20,974

Ratio of earnings to fixed charges	2.64
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.56